Marriott International, Inc.

10400 Fernwood Road

Bethesda, Maryland 20817

(301) 380-3000

February 16, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Special Counsel, Office of Real Estate and Commodities
Jaime John, Accounting Branch Chief
Kristi Marrone, Staff Accountant
Sandra B. Hunter, Staff Attorney

Re:	Marriott International, Inc.
Registration Statement on Form S-4 (File No. 333-208684)

Dear Mses. Gowetski, John, Marrone and Hunter:

This letter is sent on behalf of Marriott International, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on February 17, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MARRIOTT INTERNATIONAL, INC.

By:	/s/ Edward A. Ryan
Name:	Edward A. Ryan
Title:	Executive Vice President and General Counsel

cc:	Stephen I. Glover, Esq., Gibson, Dunn & Crutcher LLP
Jonathan L. Corsico, Esq., Gibson, Dunn & Crutcher LLP

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